Exhibit 21.1

List of Subsidiaries of VYNE Therapeutics Inc.

The following is a list of subsidiaries of VYNE Therapeutics Inc. as of December 31, 2021:

Name	Jurisdiction

VYNE Pharmaceuticals Ltd.*	Israel
VYNE Pharmaceuticals Inc.	Delaware

*The Company is in the process of liquidating and dissolving this subsidiary.